Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.
(Formerly known as Westport Innovations Inc.)

For the three and nine months ended September 30, 2016 and 2015

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)

	September 30, 2016	December 31, 2015
Assets
Current assets:
Cash and cash equivalents	$57,890	$27,143
Short-term investments	858	696
Accounts receivable (note 4)	80,942	38,324
Inventories (note 5)	87,608	35,660
Prepaid expenses	13,947	3,475
	241,245	105,298
Long-term investments (note 6)	12,239	31,111
Property, plant and equipment (note 8)	65,654	42,527
Intangible assets (note 9)	25,017	22,307
Deferred income tax assets	5,536	2,538
Goodwill (note 10)	3,113	3,008
Other long-term assets	5,616	2,863
	$358,420	$209,652
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 11)	$83,903	$57,454
Current portion of restructuring, termination and other exit obligations (note 12)	6,074	—
Current portion of deferred revenue	5,208	1,779
Current portion of long-term debt (note 13)	58,316	8,257
Current portion of long-term royalty payable (note 14)	1,500	—
Current portion of warranty liability (note 15)	7,408	5,554
	162,409	73,044
Restructuring, termination and other exit obligations (note 12)	8,973	—
Deferred revenue	3,741	1,513
Long-term debt (note 13)	21,096	54,190
Long-term royalty payable (note 14)	19,047	—
Warranty liability (note 15)	7,485	8,437
Deferred income tax liabilities	4,428	3,570
Other long-term liabilities	7,073	1,302
	234,252	142,056
Shareholders’ equity:
Share capital (note 16):
Unlimited common and preferred shares, no par value
109,971,371 (2015 - 64,380,819) common shares	1,041,228	937,029
Other equity instruments	20,689	16,460
Additional paid in capital	10,079	9,837
Accumulated deficit	(916,161)	(863,348)
Accumulated other comprehensive loss	(31,667)	(32,382)
	124,168	67,596
Commitments and contingencies (note 18)
	$358,420	$209,652
See accompanying notes to condensed consolidated interim financial statements, including merger with Fuel Systems Solutions, Inc. (note 3).

Approved on behalf of the Board:

Brenda J. Eprile	Director	Warren Baker	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2016 and September 30, 2015

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Product revenue	$73,532	$21,321	$141,037	$72,855
Service and other revenue	2,595	1,006	3,459	5,340
	76,127	22,327	144,496	78,195
Cost of revenue and expenses:
Cost of product revenue	62,841	21,495	114,828	63,178
Research and development	15,812	12,702	42,877	38,939
General and administrative	13,694	9,948	36,903	26,949
Sales and marketing	5,563	4,003	14,901	12,876
Restructuring, termination and other exit costs (note 12)	17,476	—	17,476	—
Foreign exchange (gain) loss	(7,146)	(7,951)	(1,701)	(12,000)
Depreciation and amortization	3,397	2,844	8,910	8,950
(Gain) loss on sale of investment and assets	(3,893)	—	2,420	—
Impairment of long-lived assets	—	—	—	3,419
Goodwill impairment	—	18,707	—	18,707
	107,744	61,748	236,614	161,018
Loss from operations	(31,617)	(39,421)	(92,118)	(82,823)

Income from investments accounted for by the equity method	2,602	3,571	6,032	13,412
Interest on long-term debt and amortization of discount	(2,859)	(1,400)	(7,641)	(4,358)
Bargain purchase gain from acquisition (note 3)	—	—	42,862	—
Interest and other income, net of bank charges	(285)	42	(479)	(38)
Loss before income taxes	(32,159)	(37,208)	(51,344)	(73,807)
Income tax expense	1,096	176	1,469	1,270
Net loss for the period	(33,255)	(37,384)	(52,813)	(75,077)
Other comprehensive income loss:
Cumulative translation adjustment	(5,957)	(8,114)	715	(18,935)
Comprehensive loss	$(39,212)	$(45,498)	$(52,098)	$(94,012)

Loss per share:
Basic and diluted	$(0.30)	$(0.58)	$(0.62)	$(1.17)
Weighted average common shares outstanding:
Basic and diluted	109,863,371	64,184,991	84,646,545	64,052,696

See accompanying notes to condensed consolidated interim financial statements, including merger with Fuel Systems Solutions, Inc. (note 3).

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Shareholders’ Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Nine months ended September 30, 2016 and September 30, 2015

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders' equity
January 1, 2015	63,480,722	$930,857	$7,767	$9,837	$(764,960)	$(15,493)	$168,008
Issue of common shares on exercise of share units	391,968	4,274	(4,274)	—	—	—	—
Issue of common shares in connection with acquisition	325,073	1,162	—	—	—	—	1,162
Stock-based compensation	—	—	10,480	—	—	—	10,480
Net loss for the period	—	—	—	—	(75,077)	—	(75,077)
Other comprehensive loss	—	—	—	—	—	(18,935)	(18,935)
September 30, 2015	64,197,763	$936,293	$13,973	$9,837	$(840,037)	$(34,428)	$85,638

January 1, 2016	64,380,819	$937,029	$16,460	$9,837	$(863,348)	$(32,382)	$67,596
Issue of common shares on exercise of share units	707,770	5,457	(5,457)	—	—	—	—
Issue of common shares in connection with acquisition	44,882,782	98,742	655	—	—	—	99,397
Beneficial conversion feature on convertible debt	—	—	—	242	—	—	242
Stock-based compensation	—	—	9,031	—	—	—	9,031
Net loss for the period	—	—	—	—	(52,813)	—	(52,813)
Other comprehensive income	—	—	—	—	—	715	715
September 30, 2016	109,971,371	$1,041,228	$20,689	$10,079	$(916,161)	$(31,667)	$124,168

See accompanying notes to condensed consolidated interim financial statements, including merger with Fuel Systems Solutions, Inc. (note 3).

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Cash flows from (used in) operating activities:
Net loss for the period	$(33,255)	$(37,384)	$(52,813)	$(75,077)
Items not involving cash:
Depreciation and amortization	5,217	3,313	11,966	10,395
Stock-based compensation expense	2,872	3,296	9,194	11,266
Unrealized foreign exchange gain	(7,146)	(7,951)	(1,701)	(12,000)
Deferred income tax (recovery) expense	—	(243)	—	4
Income from investments accounted for by the equity method	(2,602)	(3,571)	(6,032)	(13,412)
Accretion of long-term debt	1,133	216	3,835	658
Impairment of long lived assets	—	—	—	3,419
Goodwill impairment	—	18,707	—	18,707
Inventory write-downs to net realizable value	4,428	5,498	5,706	7,816
(Gain) Loss on sale of investments and assets	(3,893)	—	2,420	—
Bargain purchase gain from acquisition (note 3)	—	—	(42,862)	—
Change in fair value of derivative liability and bad debt expense	252	440	2,674	810
Changes in non-cash operating working capital:
Accounts receivable	542	5,095	(1,933)	5,497
Inventories	10,737	(1,358)	13,950	(1,083)
Prepaid expenses	(856)	1,177	(1,321)	(360)
Accounts payable and accrued liabilities	(20,376)	(1,988)	(27,834)	(6,308)
Restructuring, termination and other exit obligations	15,047	—	15,047	—
Deferred revenue	1,679	(371)	892	(1,022)
Warranty liability	(1,019)	51	(5,366)	(3,975)
	(27,240)	(15,073)	(74,178)	(54,665)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(3,118)	(2,515)	(5,718)	(4,220)
Sale of short-term investments, net	—	—	1,000	—
Acquisitions, net of acquired cash	—	(787)	45,344	(787)
Proceeds on sale of investments	2,996	—	9,296	—
Proceeds on sale of assets	11,500	—	11,500	—
Dividends received from joint ventures and investments	4,653	3,390	10,777	15,138
	16,031	88	72,199	10,131
Cash flows from (used in) financing activities:
Repayment of operating lines of credit and long term facilities	(4,873)	(4,181)	(10,876)	(6,928)
Drawings on operating lines of credit	2,484	—	6,166	3,984
Issuance of convertible debt and royalty-stream financing	—	—	35,000	—
	(2,389)	(2,539)	30,290	(2,944)
Effect of foreign exchange on cash and cash equivalents	1,119	(1,047)	2,436	(4,438)
Increase (decrease) in cash and cash equivalents	(12,479)	(18,571)	30,747	(51,916)
Cash and cash equivalents, beginning of period	70,369	59,937	27,143	93,282
Cash and cash equivalents, end of period	$57,890	$41,366	$57,890	$41,366

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (continued) (unaudited)
(Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Supplementary information:
Interest paid	$2,204	$2,103	$4,167	$4,447
Taxes paid, net of refunds	1,157	290	1,316	1,064
Non-cash transactions:
Shares issued on exercise of share units	2,062	327	5,457	4,274
Shares issued for acquisition (note 3)	—	—	98,742	—

See accompanying notes to condensed consolidated interim financial statements, including merger with Fuel Systems Solutions, Inc. (note 3).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

 1. Basis of preparation:

On June 1, 2016, Westport Innovations Inc. ("Westport") merged with Fuel Systems Solutions, Inc. ("Fuel Systems"). In conjunction with the merger, Westport Innovations Inc. changed its name to Westport Fuel Systems Inc. ("Westport Fuel Systems"; the "Company") and continues to trade under the WPRT ticker symbol on the Nasdaq Stock Market ("Nasdaq") and WPRT efective November 10, 2016 on the Toronto Stock Exchange. These unaudited condensed consolidated interim financial statements include the results of operations of Fuel Systems from June 1, 2016. See note 3 for details on the merger.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

These unaudited condensed consolidated interim financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the fiscal year ended December 31, 2015, filed with the appropriate securities regulatory authorities.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the condensed consolidated balance sheet, condensed consolidated results of operations and comprehensive loss, condensed consolidated statements of shareholders' equity and condensed consolidated cash flows as at September 30, 2016 and for all periods presented, have been recorded. The results of operations for the three and nine months ended September 30, 2016 are not necessarily indicative of the results for the Company's full year.

Certain balances have been reclassified to conform with current year presentation. The Company has modified current and prior periods cost of sales to include manufacturing depreciation, which is the presentation historically adopted by Fuel Systems that the Company has elected to adopt consistently for the entire group.

The Company’s reporting currency for its consolidated financial statement presentation is the United States dollar.  The functional currencies of the Company’s operations and subsidiaries include the following: United States, Canadian ("CDN") and Australian dollar, Euro, Argentina Peso, Chinese Renminbi ("RMB"), Swedish Krona, Japanese Yen and Indian Rupee.  The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates,  shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income.

Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period end exchange rate as at:		Average for the three months ended		Average for the nine months ended
	September 30, 2016	December 31, 2015	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Canadian dollar	0.76	0.72	0.77	0.76	0.76	0.79
Australian dollar	0.77	0.73	0.76	0.73	0.75	0.76
Euro	1.12	1.09	1.12	1.11	1.11	1.11
Argentina Peso	0.06	0.08	0.07	0.11	0.07	0.11
RMB	0.15	0.15	0.15	0.16	0.15	0.16
Swedish Krona	0.12	0.12	0.12	0.12	0.12	0.12
Japanese Yen	0.01	0.01	0.01	0.01	0.01	0.01
Indian Rupee	0.01	0.02	0.01	0.02	0.01	0.02

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

2. Accounting changes:

 (a)    New accounting pronouncements adopted in 2016:

Amendments to the Consolidation Analysis (Topic 810): Consolidation

In February 2015, the FASB issued ASU 2015-02, which revises the current consolidation guidance which results in a change in the determination of whether an entity consolidates certain types of legal entities. The new standard is effective for annual and interim reporting periods beginning after December 15, 2015, and may be applied on a full or modified retrospective basis. Our adoption of ASU 2015-02 in the first quarter of 2016 did not have a material impact on our consolidated financial statements.

Improvements to Employee Share-Based Payment Accounting (Topic 718): Compensation

In March 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, and interim periods within those years for public business entities with early adoption permitted. The Company's early adoption of ASU 2016-09 in the third quarter of 2016 did not have a material impact on our consolidated financial statements.

(b)    New accounting pronouncements to be adopted in the future:

Revenue:

In May 2014, Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue From Contracts With Customers (“Topic 606”). Topic 606 removes inconsistencies and weaknesses in revenue accounting requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2017. The Company has not yet evaluated the impact of the adoption of this new standard.

Going Concern:

In August 2014, the FASB issued ASU 2014-15. Presentation of Financial Statements - Going Concern outlining management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern, along with the required disclosures.  ASU 2014-15 is effective for the annual period ending after December 15, 2016 with early adoption permitted.  The Company is currently reviewing the impact to the Company's annual financial statements as a result of this change.

Simplifying the Measurement of Inventory (Topic 330): Inventory

In July 2015, the FASB issued ASU 2015-11, which requires an entity to measure inventory at the lower of cost or net realizable value, which consists of the estimated selling prices in the ordinary course of business, less reasonably predictable cost of completion, disposal, and transportation. For public entities, the updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The guidance is to be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company does not anticipate a material impact to the Company’s financial statements as a result of this change.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

2. Accounting changes (continued):

Simplifying the transition to equity method accounting (Topic 323): Investment

In March 2016, the FASB issued ASU 2016-07, which eliminates the requirement for an investor to retroactively apply the equity method when its increase in ownership interest, or degree of influence, in an investee triggers equity method accounting. The guidance is effective for all entities in annual and interim periods in fiscal years beginning after December 15, 2016 with early adoption permitted. The Company does not anticipate a material impact to the Company's financial statements as a result of this change.

Leases (Topic 842)

In February 2016, the FASB issued ASU 2016-02, which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those years for public business entities with early adoption permitted. The Company has not yet evaluated the impact of the adoption of this new standard.

Measurement of Credit Losses on Financial Instruments (Topic 326): Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, which impacts the measurement and recognition of credit impairment for financial assets including loans, debit securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. ASU 2016-13 is effective for annual and interim periods in fiscal years beginning after December 15, 2019, with early adoption permitted in fiscal years beginning after December 15, 2018. The Company has not yet evaluated the impact of the adoption of this new standard.

Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments

In August 2016, the FASB issued ASU 2016-15, which provides cash flow classification guidance on eight specific cash flow issues to reduce diversity in practice for which authoritative guidance did not previously exist. ASU 2016-15 is effective for public entities in annual and interim periods in fiscal years beginning after December 15, 2017, with early adoption permitted. The Company does not anticipate a material impact to the Company's financial statements as a result of this change.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

3. Business combinations:

Merger with Fuel Systems

On June 1, 2016 ("the acquisition date"), the Company completed a merger with Fuel Systems. Fuel Systems shareholders received 2.4755 Westport common shares for each share of Fuel Systems common stock owned. The Company issued 44,882,782 common shares to former Fuel Systems shareholders and 653,532 restricted stock units of the Company to replace outstanding Fuel Systems restricted stock units in connection with the merger. No replacement awards were issued for other equity instruments pursuant to the merger agreement.

This business combination resulted in a bargain purchase transaction, as the fair value of assets acquired and liabilities assumed exceeded the total of the transaction date fair value of consideration paid by $42,862. The Company believes it was able to acquire the assets of Fuel Systems for less than their fair value due to the weakness in the alternative fuel sector. The following table summarizes the preliminary allocation of the purchase price to the estimated fair values of assets acquired and liabilities assumed at the date of the acquisition.

Consideration allocated to:
Cash and cash equivalents	$45,344
Accounts receivable	42,165
Inventory	72,734
Property, plant and equipment	37,192
Intangible assets	4,240
Deferred income taxes, net	1,911
Other assets	12,962
Accounts payable and accrued liabilities	(58,401)
Other liabilities	(15,888)
Total net identifiable assets	142,259
Bargain purchase gain	(42,862)
Total consideration	$99,397

The fair value of $42,165 of accounts receivable reflects the cash flows expected to be collectible.

The fair value of inventory of $72,734 assigned to inventory was based on estimated selling prices net of selling costs associated with finished goods, and replacement value for raw materials and unassembled components.

Property, plant and equipment of $37,192 was determined based on depreciable replacement cost values.

The fair value of intangible assets of $4,240 primarily relates to brand value associated with the BRC, IMPCO and ComfortPro brands. The intangible assets are being amortized over their estimated useful life of ten years.

No adjustments have been made to the preliminary purchase price allocation in the third quarter.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

3. Business combinations (continued):

Proforma Results

The following unaudited supplemental proforma information presents the consolidated financial results as if the acquisition of Fuel Systems had occurred on January 1, 2015. This supplemental proforma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition been made on January 1, 2015, nor are they indicative of any future results.

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Revenue
Revenue for the period	$76,127	$22,327	$144,496	$78,195
Fuel Systems	—	65,595	96,833	196,073
Proforma revenue for the period	$76,127	$87,922	$241,329	$274,268

Net income (loss)
Net income (loss) for the period	$(33,255)	$(37,384)	$(52,813)	$(75,077)
Fuel Systems, net of transaction costs	—	(22,400)	(6,249)	(40,262)
Proforma adjustments (1)	656	(788)	(36,399)	(1,181)
Proforma net loss for the period	$(32,599)	$(60,572)	$(95,461)	$(116,520)

(1) Includes adjustments for the bargain purchase gain in the nine months ended September 30, 2016, additional interest expense for the convertible debt in all periods, and for transaction costs related to the merger with Fuel Systems.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

4. Accounts Receivable:

	September 30, 2016	December 31, 2015
Customer trade receivables	$76,872	$35,517
Due from related parties (note 17)	343	1,165
Other receivables	7,226	3,617
Income tax receivable	1,007	1,047
Allowance for doubtful accounts	(4,506)	(3,022)
	$80,942	$38,324

5. Inventories:

	September 30, 2016	December 31, 2015
Purchased parts	$58,780	$20,864
Work-in-process	5,629	3,485
Finished goods	22,500	11,311
Inventory on consignment	699	—
	$87,608	$35,660

During the three and nine months ended September 30, 2016, the Company recorded write-downs to net realizable value of $4,428 (three months ended September 30, 2015 - $5,498) and $5,706 (nine months ended September 30, 2015 - $7,816).

6. Long-term investments:

	September 30, 2016	December 31, 2015
Weichai Westport Inc. (a)	$1,823	$19,065
Cummins Westport Inc. (b)	9,772	10,731
Other equity-accounted investees	644	1,315
	$12,239	$31,111

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

6. Long-term investments (continued):

(a)    Weichai Westport Inc.:

On April 20, 2016, the Company sold a portion of its economic interest in Weichai Westport Inc. ("WWI") to Cartesian Capital Group ("Cartesian"), a related party, for an upfront payment of $6,300 plus a potential future payment based on Cartesian's return on investment. A loss on sale of investment of $5,238 was recognized in the quarter ended June 30, 2016. On August 20, 2016, the Company sold a portion of the investment to Weichai Power Co., Ltd and Weichai Holding Group Co., Ltd for $7,372 and recognized a gain on sale of $2,696. In addition, the Company received a dividend of $3,200 from WWI net of withholding taxes. Commencing April 20, 2016, the Company no longer has the ability to exercise control or significant influence over the joint venture and, therefore, with effect from that date accounts for its interest by the cost method.
(b)    Cummins Westport Inc. ("CWI"):

The Company and Cummins Inc. (“Cummins”) each own 50% of the common shares of CWI. For the three and nine months ended September 30, 2016, the Company recognized its share of CWI’s income of $2,622 and $5,836 (three and nine months ended September 30, 2015 - income of $3,451 and $12,785), in income from investments accounted for by the equity method.

Assets, liabilities, revenue and expenses of CWI are as follows:

	September 30, 2016	December 31, 2015
Current assets:
Cash and short-term investments	$103,696	$114,053
Accounts receivable	6,224	4,632
Current portion of deferred income tax assets	15,441	18,990
Other current assets	280	287
	125,641	137,962
Long-term assets:
Property, plant and equipment	1,149	1,212
Deferred income tax assets	32,800	32,015
	33,949	33,227
Total assets	$159,590	$171,189
Current liabilities:
Current portion of warranty liability	$25,996	$37,313
Current portion of deferred revenue	18,656	13,858
Accounts payable and accrued liabilities	11,265	11,852
	55,917	63,023
Long-term liabilities:
Warranty liability	35,081	37,963
Deferred revenue	46,015	45,859
Other long-term liabilities	3,024	2,908
	84,120	86,730
Total liabilities	$140,037	$149,753

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

6. Long-term investments (continued):

(b)    Cummins Westport Inc. (continued):

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Product revenue	$49,427	$65,469	$152,287	$206,828
Parts revenue	18,050	16,946	53,749	41,659
	67,477	82,415	206,036	248,487
Cost of revenue and expenses:
Cost of product and parts revenue	44,961	56,772	141,872	171,586
Research and development	8,097	6,817	27,749	21,069
General and administrative	283	419	809	951
Sales and marketing	6,110	5,943	18,838	15,904
Foreign exchange (gain) loss	—	4	(9)	37
Bank charges, interest and other	165	265	542	624
	59,616	70,220	189,801	210,171
Income from operations	7,861	12,195	16,235	38,316
Interest and investment income	137	78	418	304
Income before income taxes	7,998	12,273	16,653	38,620

Income tax expense	2,754	5,372	4,981	15,418
Income for the period	$5,244	$6,901	$11,672	$23,202

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

7. Variable interest entities ("VIE"):

The carrying amount and maximum exposure to losses relating to VIE in which the Company holds a significant variable interest but is not the primary beneficiary, and which have not been consolidated, is as follows:

	Balance at September 30, 2016		Balance at December 31, 2015
	Carrying amount	Maximum exposure to loss	Carrying amount	Maximum exposure to loss
Cummins Westport Inc.
Equity method investment	$9,772	$9,772	$10,731	$10,731
Accounts receivable	170	170	1,165	1,165

Cummins and the Company each own 50% of the common shares of CWI and have equal representation on the Board of Directors.  No one shareholder has the unilateral power to govern CWI.  The Board of Directors has power over the operating decisions and to direct the activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents.  As decision-making at the Board of Directors’ level requires unanimous approval, this power is shared.  Accordingly, neither party is the primary beneficiary.

The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not contractually required to provide.

8. Property, plant and equipment:

		Accumulated	Net book
September 30, 2016	Cost	depreciation	value
Land and buildings	$2,801	$273	$2,528
Computer equipment and software	9,685	7,168	2,517
Furniture and fixtures	7,122	2,533	4,589
Machinery and equipment	81,222	33,893	47,329
Leasehold improvements	15,437	6,746	8,691
	$116,267	$50,613	$65,654

On July 29, 2016, the Company sold assets in Michigan, U.S. for consideration of $12,201, which resulted in a gain of $1,409.

		Accumulated	Net book
December 31, 2015	Cost	depreciation	value
Land and buildings	$2,706	$165	$2,541
Computer equipment and software	7,171	6,234	937
Furniture and fixtures	5,163	2,084	3,079
Machinery and equipment	70,415	36,739	33,676
Leasehold improvements	10,394	8,100	2,294
	$95,849	$53,322	$42,527

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

9. Intangible Assets:

		Accumulated	Net book
September 30, 2016	Cost	amortization	value
Brands, patents and trademarks	$21,795	$5,065	$16,730
Technology	5,042	3,139	1,903
Customer contracts	12,455	6,245	6,210
Other intangibles	341	167	174
Total	$39,633	$14,616	$25,017

		Accumulated	Net book
December 31, 2015	Cost	amortization	value
Patents and trademarks	$16,964	$4,094	$12,870
Technology	4,862	2,663	2,199
Customer contracts	12,025	4,952	7,073
Other intangibles	283	118	165
Total	$34,134	$11,827	$22,307

10. Goodwill:

A continuity of goodwill is as follows:

	September 30, 2016	December 31, 2015
Balance, beginning of period	$3,008	$23,352
Measurement period adjustments	—	149
Impairment losses	—	(18,707)
Impact of foreign exchange changes	105	(1,786)
Balance, end of period	$3,113	$3,008

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

11. Accounts payable and accrued liabilities:

	September 30, 2016	December 31, 2015
Trade accounts payable	$59,074	$42,851
Accrued payroll	13,290	3,839
Taxes payable	858	2,014
Due to related parties (note 17)	1,089	—
Accrued interest	665	1,037
Other payables	8,927	7,713
	$83,903	$57,454

12. Restructuring, termination and other exit obligations:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Balance, beginning of period	$—	$—	$—	$—
Lease obligations	11,040	—	11,040	—
Termination obligations	6,436	—	6,436	—
Interest accretion and other	125	—	125	—
Payments: lease obligations	(109)	—	(109)	—
Payments: termination obligations	(2,445)	—	(2,445)	—
Balance, end of period	15,047	—	15,047	—
Less: Current portion	(6,074)	—	(6,074)	—
Long-term portion	$8,973	$—	$8,973	$—

During the third quarter of 2016, the Company initiated a series of restructuring activities which include the consolidation of facilities in Argentina, Canada, China and the United States. This resulted in an implementation of a reduction in force resulting in employee severance, one-time termination benefits and contract termination costs associated with the restructuring activities. The Company incurred a charge of $6,436 associated with the termination obligations.

The Company has taken a restructuring charge on two leases during the quarter ended September 30, 2016. One lease is in New York, US, and has a lease end date of March 2017. The Company exited the premises in September 2016 and is no longer using this space. The other lease is in Vancouver, Canada. The Company has a 10 year lease commitment for 116,000 square feet of office space; however, the Company has notified the lessor that it does not intend to occupy the space. As a result of these two leases, the Company recorded a charge to earnings of $11,040. The liability is equal to the present value of rent and other direct costs for the period of time space is expected to remain contracted but unoccupied, less any expected rent to be paid to the Company by a tenant under a sublease over the remainder of the lease term. The cash flows have been discounted at 15% and the lease is expected to terminate in June 2026.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

13. Long-term debt:

	September 30, 2016	December 31, 2015
Subordinated debenture notes (a)	$41,175	$38,359
Senior financing (b)	3,991	9,123
Senior revolving financing (c)	11,238	10,859
Convertible debt (d)	17,272	—
Other bank financing	4,793	3,312
Capital lease obligations	943	794
	79,412	62,447
Current portion	(58,316)	(8,257)
	$21,096	$54,190

(a)     The subordinated debenture notes are unsecured and subordinated to senior indebtedness, mature on September 15, 2017, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term. The debenture holders have the option to extend the maturity for up to three years.

(b)     Senior financing comprises the Emer S.p.A ("Emer") senior financing agreement ("Emer senior financing"), the Prins Autogassystemen Holding B.V ("Prins") senior financing agreement ("Prins senior financing"), and the Prins senior mortgage loan ("Prins senior mortgage loan"). The senior financing agreements bear interest at 3 or 6-month Euribor plus a fixed percentage ranging from 1% to 3.5%.

(c)     The senior revolving financing facility relates to Emer and bears interest at 6-month Euribor plus 2.5%. Interest is paid semi-annually.

(d)    On January 11, 2016, the Company entered into a financing agreement with Cartesian to support the Company's global growth initiatives. As part of the agreement, on June 1, 2016, convertible debt was issued in exchange for 9.0% convertible unsecured notes due June 1, 2021, which are convertible into common shares of the Company in whole or in part, at Cartesian's option, at any time following the twelve month anniversary of the closing at a conversion price of $2.17 per share. Interest is payable annually in arrears on December 31 of each year during the term. The convertible debt is held by a related party as Peter Yu, founder and managing partner of Cartesian, became a member of the Board of Directors of the Company in January, 2016 (Note 17(k)).

The principal repayment schedule of the senior financings and convertible debt are as follows as at September 30, 2016:

	Subordinated debenture notes (a)	Emer Senior Financing (b)	Prins Senior Financing (b)	Prins Senior Mortgage Loan (b)	Senior revolving financing (c)	Convertible Debt (d)	Total
Remainder of 2016	$—	$—	$253	$134	$—	$—	$387
2017	41,175	1,040	590	287	11,238	—	54,330
2018	—	—	—	338	—	—	338
2019	—	—	—	338	—	—	338
2020 and thereafter	—	—	—	1,011	—	17,272	18,283
	$41,175	$1,040	$843	$2,108	$11,238	$17,272	$73,676

The Company maintains various revolving lines of credit in Italy and Argentina. The revolving lines of credit in Italy include $2.6 million, which is unsecured, and $2.3 million which is collateralized by accounts receivable. As at September 30, 2016, there were no balances outstanding.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

14. Long-term royalty payable:
On January 11, 2016, The Company entered into a financing agreement with Cartesian to support the Company's global growth initiatives. The financing agreement immediately provided $17,500 in cash (the “Tranche 1 Financing”). In consideration for the funds provided to the Company, Cartesian is entitled to royalty payments in respect of the Tranche 1 Financing based on the greater of (i) a percentage of amounts received by the Company on select high pressure direct injection systems and joint venture products in excess of agreed thresholds through 2025 and (ii) stated fixed amounts per annum (referred to as the long-term royalty payable). The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 23% per annum.

	September 30, 2016	December 31, 2015
Balance, beginning of period	$—	$—
Issuance of additional debentures	17,500	—
Accretion expense	3,047	—
Balance, end of period	20,547	—
Current portion	(1,500)	—
	$19,047	$—

The minimum repayments, including interest of the long-term royalty payable are as follows as at September 30, 2016:

2016	$—
2017	1,500
2018	3,426
2019	6,164
2020	7,722
2021 and thereafter	27,166
$45,978

15. Warranty liability:

A continuity of the warranty liability is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Balance, beginning of period	$15,844	$18,438	$13,991	$23,109
Warranty assumed on acquisition	—	—	5,180	—
Warranty claims paid	(1,843)	(1,908)	(6,757)	(7,528)
Warranty accruals	720	66	1,365	352
Impact of foreign exchange changes	172	649	1,114	1,312
Balance, end of period	14,893	17,245	14,893	17,245
Less: Current portion	(7,408)	(6,773)	(7,408)	(6,773)
Long-term portion	$7,485	$10,472	$7,485	$10,472

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

16. Share capital, stock options and other stock-based plans:

On June 1, 2016, the Company issued 44,882,782 common shares to former Fuel Systems' shareholders and 653,532 restricted stock units in connection with the merger described in note 3.

During the nine months ended September 30, 2016, the Company issued 707,770 common shares, net of cancellations, upon exercises of share units (nine months ended September 30, 2015 – 717,041 common shares). The Company issues shares from treasury to satisfy stock option and share unit exercises.

(a)    Share Units ("Units"):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three and nine months ended September 30, 2016, the Company recognized of $2,872 (three months ended September 30, 2015 - $3,297) and $9,194 (nine months ended September 30, 2015 - $11,266) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan as of September 30, 2016 and September 30, 2015 are as follows:

	Nine months ended September 30, 2016		Nine months ended September 30, 2015
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of year	9,657,921	$7.62	5,337,873	$10.27
Granted	684,402	2.90	5,457,265	6.78
Exercised	(707,770)	10.04	(391,968)	13.63
Forfeited/expired	(2,313,257)	8.47	(759,787)	10.08
Outstanding, end of year	7,321,296	$6.60	9,643,383	$6.51
Units outstanding and exercisable, end of period	981,846	$9.38	655,074	$10.32

As at September 30, 2016, $9,840 of compensation cost related to Units awards has yet to be recognized in results from operations and will be recognized over a weighted average period of 1.4 years.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at September 30, 2016 as follows:

September 30, 2016
CDN$
Share units:
Outstanding	$15,521
Exercisable	2,082
Exercised	1,500

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

16. Share capital, stock options and other stock-based plans (continued):

(c)    Stock-based compensation

Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Research and development	$355	$663	$1,534	$1,847
General and administrative	2,038	1,856	5,863	7,507
Sales and marketing	479	777	1,797	1,912
	$2,872	$3,296	$9,194	$11,266

Included in the amount of $9,194 for stock-based compensation, $163 relates to 2,420,000 Performance Stock Units ("PSUs")outstanding granted in 2015 and is conditional upon Shareholders of the Company approving an increase in the number of awards available for issuance pursuant to the Westport Omnibus Plan. As a result, these PSUs are being treated as a liability until this condition is met.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

17. Related party transactions:
The Company is reporting a larger number of related party transactions compared to 2015 as a consequence of the appointment of Mr. Peter Yu and Mr. Mariano Costamagna as directors of the Company and the merger with Fuel Systems. The following table sets forth amounts that are included within the captions noted on the condensed consolidated balance sheet at September 30, 2016 representing related party transactions with the Company:

	September 30, 2016	December 31, 2015
Current receivables with related parties:
Bianco S.p.A. (a)	$142	$—
TCN S.r.L. (b)	3	—
Others (c)	18	—
Current receivables with joint ventures:
Cummins Westport Inc. (d)	170	1,165
Ideas & Motion S.r.L. (e)	10	—
	$343	$1,165
Current payables with related parties:
TCN Vd S.r.L. (f)	$447	$—
TCN S.r.L. (b)	366	—
Europlast S.r.L. (g)	214	—
A.R.S. Elettromeccanica (h)	41	—
Ningbo Topclean Mechanical Technology Co. Ltd. (i)	19	—
Others (c)	2	—
Erretre S.r.L. (j)	—	—
Current payable with joint ventures:
Ideas & Motion S.r.L. (e)	—	—
	$1,089	$—
(a)    Bianco S.p.A. is 100% owned by TCN S.r.L. (see note (b) below).
(b)    TCN S.r.L. is 30% owned by Mariano Costamagna, a member of the Board of Directors of the Company, along with one immediate family member.
(c)    Includes Biemmedue S.p.A. (100% owned by Mariano Costamagna, along with one immediate family member), MTM Hydro S.r.L. (46% owned by the Mariano Costamagna along with one immediate family member), Immobiliare IV Marzo (30% owned directly and indirectly by Mariano Costamagna, along with one immediate family member and two employees of the Company), Delizie Bakery Srl (100% owned by IMCOS Due S.r.L., which is owned 100% by Mariano Costamana and members of his immediate family), and Galup S.r.L. (90% owned by TCN S.r.L., see note (b) above).
(d)    Pursuant to the amended and restated Joint Venture Agreement, Westport engages in transactions with CWI (see note 7). Amounts receivable relate to costs incurred by the Company on behalf of CWI. The amounts are generally reimbursed by CWI to the Company in the month following the month in which the payable is incurred.
(e)    Ideas & Motion S.r.L. is an Italian consulting and services company in which the Company owns an equity ownership interest of 14.28%.
(f)    TCN Vd S.r.L. is 90% owned by TCN S.r.L. (see note (b) above) as well as 3% by Mariano Costamagna, along with one immediate family member.
(g)    Europlast S.r.L. is 90% owned by Mariano Costamagna, and member of his immediate family.
(h)    A.R.S. Elettromeccanica is 100% owned by Biemmedue S.p.A. (see note (c) above).
(i)    Ningbo Topclean Mechanical Technology Co. Ltd. is 100% owned by MTM Hydro S.r.L. (see note (c) above).
(j)    Erretre S.r.L. is 70% owned by Mariano Costamagna’s immediate family.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

17. Related party transactions (continued):
The following table sets forth amounts (services and goods) purchased from and sold to related parties.

	Three months ended September 30,				Nine months ended September 30,
	2016		2015		2016		2015
	Purchases	Sales	Purchases	Sales	Purchases	Sales	Purchases	Sales
Related party company:
TCN Vd S.r.L.	$292	$—	$—	$—	$466	$—	$—	$—
Ningbo Topclean Mechanical Technology Co. Ltd.	151	—	—	—	246	—	—	—
A.R.S. Elettromeccanica	100	—	—	—	178	—	—	—
TCN S.r.L.	260	3	—	—	362	3	—	—
Europlast S.r.L.	188	—	—	—	245	—	—	—
Erretre S.r.L.	—	3	—	—	12	3	—	—
Bianco S.p.A.	—	77	—	—	—	142	—	—
Others	—	19	—	—	3	23	—	—
JVs and related partners:
Cummins Westport Inc.	—	602	—	1,680	—	2,345	—	4,531
Ideas & Motion S.r.L.	—	30	—	—	—	30	—	—
	$991	$734	$—	$1,680	$1,512	$2,546	$—	$4,531
(k)    Other transactions with related parties:
The Company leases buildings under separate facility agreements from IMCOS Due S.r.L., a real estate investment company owned 100% by Mariano Costamagna and members of his immediate family. The terms of these leases reflect the fair market value of such properties based upon appraisals. The Company made payments to IMCOS Due S.r.L. of $0.6 million for the three months ended September 30, 2016 and $0.8 million for the nine months ended September 30, 2016. In relation to a lease previously abandoned, IMCOS Due S.r.L, agreed to reimburse the Company approximately $0.3 million for the improvements made based on the related increase in market value of the facility. IMCOS Due S.r.L. will pay this amount in twelve half-yearly installments, subject to annual revaluation on the basis of local inflation indices. As of September 30, 2016, approximately $40 of related obligations is included in other current assets and $160 is included in other assets on the condensed consolidated balance sheet.
The Company leases a building from Immobiliare 4 Marzo S.a.s., a real estate investment company owned 30% by Mariano Costamagna, along with one immediate family member and two employees of the Company. The Company made payments to Immobiliare 4 Marzo S.a.s. of less than $0.1 million for the three months ended June 30, 2016. The terms of this lease reflects the fair market value of such property based upon an appraisal.

Peter Yu, founder and managing partner of Cartesian, was elected as a Director in January 2016 in connection with the Investment Agreement. The convertible debt (note 13(d)) and royalty payable (note (14)) are related party balances. In addition, the Company sold a portion of its economic interest in WWI to Cartesian (note 6(a)). The Company has not made any cash payments to Cartesian relating to the convertible debt or royalty payable as at September 30, 2016, but has accrued interest in accordance with the terms of the agreements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

18. Commitments and contingencies:

(a)    Contractual Commitments:

Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment:

	Third Party Obligations	Related Party Obligations (1)	Total Obligations
2016	$1,483	$728	$2,211
2017	7,746	1,983	9,729
2018	7,940	1,516	9,456
2019	6,748	1,215	7,963
2020	5,698	756	6,454
Thereafter	25,091	82	25,173
	$54,706	$6,280	$60,986

(1) See note 17.

These commitments include the facilities where we plan to exit and have taken a restructuring charge (note 12).

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

The Company is engaged in certain legal actions in the ordinary course or business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

(b)    Purchase commitments:

The Company purchases components from a variety of suppliers and contract manufacturers. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, the Company enters into agreements with suppliers and contract manufacturers. A portion of our reported estimated purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. The Company may be subject to penalties, and may lose important suppliers, if it is unable to meet its purchase commitments.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

19. Segment information:

The financial information for the Company’s business segments evaluated by the Chief Operating Decision Maker ("CODM") includes the results of CWI as if they were consolidated, which is consistent with the way the Company manages its business segments. As CWI is accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated measures.

The Company’s business operates in four operating segments:

Automotive Segment (previously branded as Westport Operations)
Automotive consists of the Company’s passenger and commercial transportation products including both OEM and aftermarket. The business unit designs, manufactures and sells compressed natural gas ("CNG"), liquefied natural gas ("LNG"), and liquefied petroleum gas ("LPG") components and systems and compressors to global OEMs on five continents and a distribution network serving 70 countries, including the world's largest and fastest-growing markets.

Industrial Segment
Industrial consists of the Company’s industrial mobile and stationary equipment and auxiliary power unit (“APU”) products as well as engines for use in forklifts and other industrial equipment. The business unit is also supplying a series of advanced technology alternative fuel systems in the United States and key markets in Asia and Europe. This is a new segment as a result of the merger with Fuel Systems.

Corporate and Technology Investments Segment
The Corporate and Technology Investments invests in new research and development programs with OEMs. Once a product is commercialized, the associated revenue will be recognized under Automotive or Industrial. The corporate oversight and general administrative duties function for the company is grouped under this unit.

Cummins Westport Inc. Joint Venture
CWI serves the medium- to heavy-duty engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. The fuel for CWI engines is carried on the vehicles as CNG or LNG. CWI engines are produced at certain Cummins' plants, allowing CWI to leverage Cummins' manufacturing footprint without incurring capital investments. CWI also utilizes Cummins' supply chain, back office systems, and distribution and sales networks. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

Weichai Westport Inc. Joint Venture
On April 20, 2016, the Company sold a portion of its economic interest in WWI (note 6(a)) and the Company discontinued reporting of WWI results on an equity basis. As the Company no longer has significant influence in the joint venture, the Company does not consider WWI a business segment.

The accounting policies for the reportable segments are consistent with those described in the Company's annual consolidated financial statements for the year ended December 31, 2015. The CODM evaluates segment performance based on the net operating income (loss), which is before income taxes and does not include depreciation and amortization, impairment charges, restructuring charges, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

19. Segment information (continued):

Financial information by business segment as follows:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Revenue:
Automotive	$50,837	$21,536	$109,346	$73,608
Industrial	22,750	—	30,939	—
Corporate and Technology Investments	2,540	791	4,211	4,587
CWI	67,477	82,415	206,036	248,487
WWI	—	33,586	29,931	131,370
Total segment revenues	143,604	138,328	380,463	458,052
Less: equity investees' revenue	(67,477)	(116,001)	(235,967)	(379,857)
Consolidated revenue	$76,127	$22,327	$144,496	$78,195

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Operating income (loss):
Automotive	$(8,638)	$(8,611)	$(16,263)	$(17,620)
Industrial	1,120	—	1,816	—
Corporate and Technology Investments	(17,662)	(20,054)	(59,476)	(55,077)
Restructuring	(17,476)	—	(17,476)	—
Foreign exchange gain (loss)	7,146	7,951	1,701	12,000
Gain (loss) on sale of investment	3,893	—	(2,420)	—
Intangible impairment	—	—	—	(3,419)
Impairment	—	(18,707)	—	(18,707)
CWI	8,035	12,463	16,777	38,977
WWI	—	483	718	1,983
Total segment operating income (loss)	(23,582)	(26,475)	(74,623)	(41,863)
Less: equity investees’ operating income	(8,035)	(12,946)	(17,495)	(40,960)
Consolidated operating income (loss)	$(31,617)	$(39,421)	$(92,118)	$(82,823)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Total additions to long-lived assets, excluding business combinations:
Automotive	$1,493	$1,965	$1,833	$2,994
Industrial	330	—	432	—
Corporate and Technology Investments	1,295	550	3,453	1,226
	$3,118	$2,515	$5,718	$4,220

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

19. Segment information (continued):

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide it by geographical regions.  Revenues are attributable to geographical regions based on location of the Company’s customers presented as follows:

	% of total revenue
	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Americas	37%	17%	34%	24%
Asia	13%	8%	13%	9%
Europe	50%	75%	52%	67%

As at September 30, 2016, total goodwill of $3,113 (December 31, 2015 - $3,008) was allocated to the Automotive segment.

As at September 30, 2016, total long-term investments of $11,730 (December 31, 2015 - $30,565) was allocated to the Corporate and Technology Investments segment and $509 (December 31, 2015 - $546) was allocated to Automotive.

Total assets are allocated as follows:

	September 30, 2016	December 31, 2015
Automotive	$264,549	$157,452
Industrial	72,416	—
Corporate and Technology Investments and unallocated assets	21,455	52,200
CWI	159,590	171,189
WWI	—	125,724
	518,010	506,565
Less: equity investees’ total assets	(159,590)	(296,913)
Total consolidated assets	$358,420	$209,652

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

20. Financial Instruments:

(a)    Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has sustained losses and negative cash flows from operations since inception.  At September 30, 2016, the Company has $58,748 of cash, cash equivalents and short-term investments.

The following are the contractual maturities of financial obligations as at September 30, 2016:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$83,903	$83,903	$83,903	$—	$—	$—
Unsecured subordinated debentures (note 13(a))	41,175	44,761	44,761	—	—	—
Senior financing (note 13(b))	3,991	4,080	2,284	692	683	421
Senior revolving financing (note 13(c))	11,238	11,482	11,482	—	—	—
Convertible debt	17,272	25,375	919	3,150	21,306	—
Long-term royalty payable (note 14)	20,547	45,978	1,500	9,590	16,777	18,111
Other bank financing	4,793	5,069	3,347	95	95	1,532
Capital lease obligations	943	989	434	439	116	—
Operating lease commitments	11,040	60,986	9,471	17,840	12,026	21,649
Royalty payments	—	4,118	108	4,010	—	—
	$194,902	$286,741	$158,209	$35,816	$51,003	$41,713

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

20. Financial Instruments (continued):

(b)    Fair value of financial instruments:

The carrying amounts reported in the condensed consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value. The long-term investment represents the Company's interest in WWI accounted for using the cost method and interest in CWI and other equity accounted investees, which are accounted for using the equity method.

The carrying value reported in the condensed consolidated balance sheet for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.

The carrying values reported in the condensed consolidated balance sheet for the unsecured subordinated debenture notes (note 13) is greater than its fair value based on a recent financing the Company performed with Cartesian (note 14). The approximate fair value of the unsecured subordinated debenture notes is approximately $36,390 (CDN 47,883). Additionally, the interest rate on the notes approximates the interest rate being demanded in the market for debt with similar terms and conditions.

The carrying value reported in the condensed consolidated balance sheet for senior financing agreements (note 13) approximates their fair values as at September 30, 2016, as the interest rates on the debt are floating and therefore approximate the market rates of interest.  The Company’s credit spreads in these subsidiaries also have not substantially changed from the premiums currently paid.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at September 30, 2016, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.